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                             August 24, 2023

       David J. Deno
       Chief Executive Officer
       Bloomin' Brands, Inc.
       2202 North West Shore Boulevard , Suite 500
       Tampa, FL 33607

                                                        Re: Bloomin' Brands,
Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 6, 2023
                                                            File No. 001-35625

       Dear David J. Deno:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed March 6, 2023

       Pay vs. Performance, page 60

   1. Disclosure required by Regulation S-K Item 402(v) may not be incorporated by reference from other filings. In
this regard, it appears that the footnote (5) reference to your Q4
                                                        2022 earnings release
may be meant to satisfy the requirement of Regulation S-K Item
                                                        402(v)(2)(vi) that you
disclose how the Company-Selected Measure is calculated from your audited financial
statements. Please ensure that you provide the required Regulation
                                                        S-K Item 402(v)(2)(vi)
disclosure in the proxy statement. We note, in addition, that the referenced Q4 2022
earnings release does not appear to include a reconciliation to your
                                                        Company-Selected
Measure, Adjusted EPS, but only Adjusted Diluted EPS. Please ensure that the
disclosure you provide pursuant to Regulation S-K Item 402(v)(2)(vi)
                                                        relates to the
Company-Selected Measure identified in your pay versus performance table.
   2. It appears that you have not provided a comparison of your cumulative total shareholder return and the
cumulative total shareholder return of your peer group as the relationship disclosures required by
Regulation S-K Item 402(v)(5)(iv). Please ensure that
                                                        you provide this
required disclosure in its entirety. Although you may provide this information
graphically, narratively, or a combination of the two, this disclosure must be separate from the pay
versus performance table required by Regulation S-K Item
                                                        402(v)(1) and must
provide a clear description of the relationship indicated in S-K Item
 David J. Deno
Bloomin' Brands, Inc.
August 24, 2023
Page 2
         402(v)(5)(iv). Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.
       Please contact John Stickel at 202-551-3324 or Amanda Ravitz at 202-551-3412 with any questions.



FirstName LastNameDavid J. Deno                                   Sincerely,
Comapany NameBloomin' Brands, Inc.
                                                                  Division of
Corporation Finance
August 24, 2023 Page 2                                            Disclosure
Review Program
FirstName LastName